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SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number—333-89061 NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:		June 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
Full Name of Registrant Holley Performance Products Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number) 1801 Russellville Road
City, state and zip code Bowling Green, Kentucky 42101

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        As of this date, Holley Performance Products Inc. ("Holley") is conferring with its auditors, Ernst & Young, LLP, in order to finalize Holley's financial statements as of and for the period ended June 30, 2002. Based on the above, Holley cannot complete its report for the period ended June 30, 2002 before August 14, 2002 without unreasonable effort or expense, and therefore, Holley cannot file its Form 10-Q within the prescribed time period. Holley will file the Form 10-Q on or before the 5th calendar day following the prescribed due date for the Form 10-Q.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Joseph G. Andersen (Name)	(270) (Area Code)	782-2900 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes        ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes        ☒ No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Holley Performance Products Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2002	By	/s/ JOSEPH G. ANDERSEN Chief Financial Officer

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PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION